Exhibit 99.1

Iao Kun Group Holding Company Limited Announces Revisions to its Second Quarter and Six Months 2016 Financial Results

Hong Kong, China – October 7, 2016 – Iao Kun Group Holding Company Limited (“IKGH” or the “Company”) (NASDAQ: IKGH), which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and a collaborator, today announced that after a further assessment by management of the collectability of markers receivable as of June 30, 2016, the Company believes there are approximately $21.5 million in markers receivable at an elevated risk of collectability. Accordingly, the Company is revising its unaudited financial results for the three and six months ended June 30, 2016 to include a non-cash $21.5 million provision for doubtful accounts.

As a result of the revision, net loss for the second quarter of 2016 is now reported to be $125.8 million, or $1.99 net loss per share (basic and diluted), compared to net loss of $23.8 million, or $0.38 net loss per share (basic and diluted), for the same period of 2015. The net loss in the second quarter of 2016 also includes a one-time $97.3 million impairment of intangible assets, while during the second quarter of 2015, IKGH incurred a one-time $17.8 million impairment of goodwill. Previously, net loss for the second quarter of 2016 was reported to be $104.4 million, or $1.65 net loss per share (basic and diluted).

In addition, net loss for the six months ended June 30, 2016 is now reported to be $129.3 million, or $2.05 net loss per share (basic and diluted), compared to net loss of $6.7 million, or $0.11 net loss per share (basic and diluted), for the same period of 2015. Previously, net loss for the six months ended June 30, 2016 was reported to be $107.9 million, or $1.71 net loss per share (basic and diluted).

There is no change to non-GAAP loss, defined as operating loss before amortization of intangible assets, impairment of goodwill and intangible assets, provision for doubtful accounts and the change in fair value of contingent consideration related to the acquisitions of King’s Gaming, Bao Li Gaming and Oriental VIP Room, for the three and six months ended June 30, 2016.

Please refer to the Form 6-K that will be filed with the Securities and Exchange Commission for the revised full unaudited financial statements and related disclosures for the three and six months ended June 30, 2016.

About Iao Kun Group Holding Company Limited

IKGH is a holding company which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms. IKGH’s VIP room gaming promoters currently participate in the promotion of a VIP gaming room at the City of Dreams Macau in Cotai. IKGH, through its subsidiaries, also acts as junket operator for Australian casinos (Crown Perth Casino in Perth, Australia and the Crown Melbourne Casino in Melbourne, Australia) as it seeks to expand to additional overseas markets.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IKGH’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for IKGH’s promotion entities’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons' skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by IKGH’s promotion entities’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in IKGH’s Annual Report on Form 20-F filed in March 2016, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

IAO KUN GROUP HOLDING COMPANY LIMITED
REVISED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS

(Unaudited)

	For the Three Months Ended	For the Three Months Ended	For the Six Months Ended	For the Six Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Revenue from VIP Gaming Operations	$10,578,785	$21,869,783	$28,500,970	$63,571,015
Total Revenues	10,578,785	21,869,783	28,500,970	63,571,015

Expenses
- Commission to Junket Agents	9,035,121	19,253,556	22,760,102	47,251,688
- Selling, General and Administrative Expenses	4,472,369	4,644,627	7,973,559	10,036,683
- Special Rolling Tax	86,007	173,698	205,836	393,263
- Impairment of Goodwill	-	17,754,136	-	17,754,136
- Amortization of Intangible Assets	4,064,631	4,092,683	8,136,369	8,183,361
- Impairment of Intangible Assets	97,279,517	-	97,279,517	-
- Provision for Doubtful Accounts	21,461,434	-	21,461,434	-
Total Expenses	136,399,079	45,918,700	157,816,817	83,619,131

Operating loss attributable to ordinary shareholders before change in fair value of contingent consideration	(125,820,294)	(24,048,917)	(129,315,847)	(20,048,116)

Change in Fair Value of Contingent Consideration for the Acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room	-	244,129	-	13,325,814
Net Loss Attributable to Ordinary Shareholders	(125,820,294)	(23,804,788)	(129,315,847)	(6,722,302)

Other Comprehensive Income (loss)
Foreign Currency
- Translation Adjustment	(189,762)	35,828	(374,176)	52,991
Total Comprehensive Loss	$(126,010,056)	$(23,768,960)	$(129,690,023)	$(6,669,311)

Net Loss Per Share
Basic	$(1.99)	$(0.38)	$(2.05)	$(0.11)
Diluted	$(1.99)	$(0.38)	$(2.05)	$(0.11)
Weighted Average Shares Outstanding
Basic	63,103,781	62,150,102	63,103,781	61,871,123
Diluted	63,103,781	62,150,102	63,103,781	61,871,123

IAO KUN GROUP HOLDING COMPANY LIMITED

REVISED CONSOLIDATED BALANCE SHEETS

	June 30, 2016	December 31, 2015
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$5,658,773	$3,052,694
Accounts Receivable, Net	906,590	1,460,251
Markers Receivable (net of allowance for doubtful accounts of $21,461,434 and $0 at June 30, 2016 and December 31, 2015, respectively)	137,829,757	170,892,037
Prepaid Expenses and Other Assets	1,520,251	1,448,155
Total Current Assets	145,915,371	176,853,137

Intangible Assets, net	-	105,645,737
Property and Equipment (net of accumulated depreciation of $191,897 and $169,798 at June 30, 2016 and December 31, 2015, respectively)	187,890	241,927
TOTAL ASSETS	$146,103,261	$282,740,801

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$35,955,925	$41,908,984
Accrued Expenses	3,654,553	6,030,996
Dividend payable	499,630	-
Bao Li Gaming Acquisition-Purchase Price Obligation	14,228,500	14,228,500
Loan Payable, Shareholders, current	4,009,569	2,827,584
Total Current Liabilities	58,348,177	64,996,064

Total Liabilities	58,348,177	64,996,064

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value, Authorized 500,000,000 shares; 62,453,774 and 62,307,794 issued and outstanding at June 30, 2016 and December 31, 2015, respectively.	6,245	6,230
Additional Paid-in Capital	133,436,640	133,236,655
Retained (Deficit) Earnings	(45,954,230)	83,861,247
Accumulated Other Comprehensive Income	266,429	640,605
Total Shareholders' Equity	87,755,084	217,744,737
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$146,103,261	$282,740,801

Contact:

Iao Kun Group Holding Company Limited
James Preissler, +1 646-450-8808
preissj@ikghcl.com